UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bergantino, Jennifer J.
   851 Emerson Gardens Road
   Lexington, MA  02173
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Marketing and Strategic Planning
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |09/23/|M   | |10,000            |A  |           |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/23/|S   | |10,000            |D  |$26.0625   |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/24/|M   | |15,000            |A  |           |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/24/|S   | |15,000            |D  |$26.5243   |287 (1)            |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Incentive Stock Option|$10.33  |09/23|M   | |10,000 (2) |D  |03/01|04/01|Common Stock|10,000 |       |23,375 (2) (|D  |            |
                      |        |/98  |    | |           |   |/96  |/06  |            |(2)    |       |3)          |   |            |
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Incentive Stock Option|$10.33  |09/24|M   | |15,000 (2) |D  |03/01|04/01|Common Stock|15,000 |       |23,375 (2) (|D  |            |
                      |        |/98  |    | |           |   |/96  |/06  |            |(2)    |       |3)          |   |            |
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Nonqualified Stock Opt|$10.33 (|07/13|J (2|V|1,375 (2)  |A  |03/01|04/01|Common Stock|1,375 (|       |4,125 (2) (4|D  |            |
ion                   |2)      |/98  |)   | |           |   |/96  |/06  |            |2)     |       |)           |   |            |
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Nonqualified Stock Opt|$9.00 (2|07/13|J (2|V|25,000 (2) |A  |03/01|08/20|Common Stock|25,000 |       |39,999 (2) (|D  |            |
ion                   |)       |/98  |)   | |           |   |/96  |/06  |            |(2)    |       |5)          |   |            |
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Nonqualified Stock Opt|$9.41 (2|07/13|J (2|V|9,600 (2)  |A  |03/01|03/02|Common Stock|9,600 (|       |21,120 (2)  |D  |            |
ion                   |)       |/98  |)   | |           |   |/97  |/07  |            |2)     |       |            |   |            |
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Incentive Stock Option|$9.41 (2|07/13|J (2|V|100 (2)    |A  |03/01|03/02|Common Stock|100 (2)|       |300 (2)     |D  |            |
                      |)       |/98  |)   | |           |   |/97  |/07  |            |       |       |            |   |            |
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Incentive Stock Option|$11.33 (|07/13|J (2|V|1,197 (2)  |A  |03/03|06/15|Common Stock|1,197 (|       |3,590 (2)   |D  |            |
                      |2)      |/98  |)   | |           |   |/97  |/07  |            |2)     |       |            |   |            |
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Nonqualified Stock Opt|$11.33 (|07/13|J (2|V|3,804 (2)  |A  |03/03|06/15|Common Stock|3,804 (|       |11,411 (2)  |D  |            |
ion                   |2)      |/98  |)   | |           |   |/97  |/07  |            |2)     |       |            |   |            |
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Nonqualified Stock Opt|$14.41 (|07/13|J (2|V|19,000 (2) |A  |03/01|02/02|Common Stock|19,000 |       |57,000 (2)  |D  |            |
ion                   |2)      |/98  |)   | |           |   |/98  |/08  |            |(2)    |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) On June 17, 1998, the Company declared a 3-for-2 stock split effected in the form of a stock dividend payable to holders of record of common stock on June 29, 1998. On the payment date, July 13, 1998, each holder of common stock of the Company received one additional share of common stock of the Company for every two shares held. Table I reflects an adjustment to the number of shares of common stock held by the reporting person as a result of the stock
split.
(2) On the payment date of July 13, 1998, pursuant to the anti-dilution provisions in the Company's stock option plans, each option granted by the Company prior to June 29, 1998, was adjusted to reflect the stock split effected in the form of a stock dividend. Each of the options reported herein were previously reported. The adjustments in Table II involve the price of each option, the number of shares underlying such options, and the number of derivative securities beneficially owned at the end of the month.
(3) The option vests in equal monthly increments over a 60 month period commencing March 1, 1996. The option was granted subject to accelerated vesting if the Company satisfies certain performance criteria. The Company satisfied the criteria during the third quarter of its 1998 fiscal year, resulting in the vesting of the option as to 9,675 shares. On 10/01/98, options to purchase 10,474 shares were vested.
(4) The option vests in equal monthly increments over a 60 month period commencing March 1, 1996. The option was granted subject to accelerated vesting if the Company satisfies certain performance criteria. The Company satisfied the criteria during the third quarter of its 1998 fiscal year, resulting in the vesting of the option as to 825 shares. On 10/01/98, options
to purchase 3,025 shares were vested.                                (5) The
option
vests in equal monthly increments over a 60 month period commencing March 1, 1996. The option was granted subject to accelerated vesting if the Company satisfies certain performance criteria. The Company satisfied the criteria during the third quarter of its 1998 fiscal year, resulting in the vesting of the option as to 15,000 shares. On 10/01/98, options to purchase 19,999 shares were vested.
SIGNATURE OF REPORTING PERSON
Jennifer J. Bergantino
DATE
October 7, 1998